Form 10KSB40, Exhibit 13
period 1997-12-31
DAKOTA TELECOMMUNICATIONS GROUP DELAWARE INC
filed 1998-03-31
CIK 1034119

                                [DTG LOGO]










                   DAKOTA TELECOMMUNICATIONS GROUP, INC.



                                   1997

                       ANNUAL REPORT TO STOCKHOLDERS

DAKOTA TELECOMMUNICATIONS GROUP, INC.

1997 Annual Report to Stockholders


CONTENTS                                                               PAGE
---------------------------------------------------------------------------

To Our Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . S-1

Looking Back and Looking Ahead . . . . . . . . . . . . . . . . . . . . S-2

Dakota Telecommunications Group, Inc.  . . . . . . . . . . . . . . . . S-6

Management's Discussion and Analysis or Plan of Operation  . . . . . . S-7

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . S-17

Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . S-18

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . S-22

Stock Information  . . . . . . . . . . . . . . . . . . . . . . . . . . S-36

Board of Directors and Senior Management . . . . . . . . . . . . . . . S-37

                            TO OUR STOCKHOLDERS

     This 1997 Annual Report to Stockholders contains our audited financial statements, detailed financial review and all of the information that regulations of the Securities and Exchange Commission (the "SEC") require to be presented in annual reports to stockholders. For legal purposes, this is the Dakota Telecommunications Group, Inc. 1997 annual report to stockholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not considered to be soliciting material and is not considered to be filed with the SEC except to the extent that it is expressly incorporated by reference in a document filed with the SEC. Stockholders who would like to receive even more detailed information than that contained in this 1997 Annual Report to Stockholders are invited to request our Annual Report on Form 10-KSB.

     OUR ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 1997, INCLUDING THE FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES, WILL BE PROVIDED TO ANY STOCKHOLDER, WITHOUT CHARGE, UPON WRITTEN REQUEST TO MR. CRAIG ANDERSON, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, DAKOTA TELECOMMUNICATIONS GROUP, INC., P.O. BOX 66, IRENE, SOUTH DAKOTA 57037-0066.

                       LOOKING BACK AND LOOKING AHEAD


To Our Shareholders

===========================================================================

     As our Company faces a new year, we are getting ready for all the challenges that lie ahead. We are able to look forward with confidence because of what we were able to accomplish in 1997. When we look back upon 1997, we are justifiably proud of the incredible array of changes that we have lived through and accomplishments we have made. The individual accomplishments are substantial, and taken together evidence the construction of a broad, solid base for future growth and expansion. A brief review:

OPERATIONS

     WE EMBARKED UPON A COMPREHENSIVE OVERHAUL OF OUR ENTIRE NETWORK INFRASTRUCTURE AND OUR OPERATIONAL AND ADMINISTRATIVE FACILITIES.

     1. We designed and built a powerful new multi-million-dollar switching center in the geographic center of our existing and planned service territories. Located in Viborg, South Dakota, this facility provides state-of-the-art telecommunications services for voice, video and data, with sufficient capacity to support over 100,000 customers.

     2. We completed the most advanced fiber optic SONET network in the State of South Dakota, with interlocking OC-48 redundant and diversely routed rings supporting 2.4 Gigabits of capacity, with substantial growth capacity in reserve.

     3. We became the first facilities-based, competitive local exchange company ("CLEC") in South Dakota, although considering the array and diversity of the services offered, we prefer to call ourselves an "Integrated Services Company" rather than just a CLEC.

     4. We designed, constructed and began operating a hybrid fiber optic network that is the first of its kind in South Dakota and one of the first of its kind in the United States. This network provides a host of services, including video, voice and high speed data over an integrated system with fiber optic technology pushed far beyond mere transport, and deep into the network.
          This "one wire" solution is the wave of the future in integrated broadband services.

     5. We completed our Sundowner site on 57th Street in Sioux Falls, South Dakota, establishing a fiber optic outpost on the edge of the City of Sioux Falls, and providing an additional platform and location for new and enhanced services within and surrounding the Sioux Falls metro area.

     6. We expanded our internal construction capabilities by adding underground directional boring equipment and heavy construction equipment, including a state-of-the art plow train for the installation of underground cabling. We also added equipment and experienced personnel to install, maintain and troubleshoot fiber optic cabling and equipment. This improved both our capacity and our quality of work, and made it possible for us to reach new customers more quickly, and expand our network more economically.

     7. We developed our own internal computer aided design mapping department, with software, systems and dedicated personnel to increase the efficiency and reliability of our network support and maintenance, as well as dramatically decrease our turnaround time on new projects.

     8. We totally remodeled our offices in Irene and Sioux Falls, and added office space in Viborg, improving the ergonomics and the professional atmosphere for our employees, as well as adding needed space to accommodate our planned growth.

     9. We laid the groundwork for comprehensive new personnel, salary and benefits systems that will enable us to continue to recruit and retain the best talent available.

     10. Overall, we invested over $14 million to expand and modernize our network. Our net investment in capital improvements within South Dakota for 1997 tops that of most larger telecommunications companies in the state.

MARKETING

     WE DEVELOPED OUR OWN INTERNAL MARKETING CAPABILITIES AND PUT THEM TO USE IMMEDIATELY.

     1. We invented a Marketing Matrix analysis model that allows us to tailor our product offerings to specific geographic, demographic and economic markets. We also built our own internal market research and analysis capabilities, incorporating data from national, regional, state and local sources.

     2. We designed and produced a comprehensive set of new Company letterhead, brochures and product literature. We also developed the ability to design and implement advertising and promotional campaigns.

     3. We built an internal person-to-person sales force and tested the long distance small business market.

     4. We started building detailed data bases to support our marketing efforts, including files for Company history, accomplishments, projects, services, capabilities, biographies and addresses.

ACQUISITIONS

     WE CONTINUED THIS COMPANY'S LONG TRADITION OF EXPANSION THROUGH THE ACQUISITION OF SUCCESSFUL HIGH-PERFORMANCE COMPANIES.

     1. We merged with Iway Partners, Inc. of Sioux Falls. Iway is now a wholly-owned subsidiary of the Company known as DTG Internet Services, Inc. We are now about three times larger than the second biggest Internet services provider in South Dakota, and our technical support is second to none.

     2. We merged with TCIC Communications, Inc., the well-known regional long distance and operator services company in Sioux

          Falls. TCIC is now a wholly-owned subsidiary of the Company known as DTG Communications, Inc. We now provide long distance services in a six-state area, and we furnish contracted operator services to 25 local exchange companies, a regional pay phone provider, the State of South Dakota and thousands of hotels, motels and other businesses.

     3. We merged with Futuristic, Inc. dba DataNet of Sioux Falls. DataNet is now a wholly-owned subsidiary of the Company known as DTG DataNet, Inc. We are the largest local area network/ wide area network integrator in South Dakota and the leading computer network design firm in this region. Started in 1981, DataNet now has 40 employees and 2,000 active customer accounts.

     4. We signed an agreement to merge with Vantek Communications, Inc. and Van/Alert, Inc. ("Vantek") of Sioux Falls. Started in 1978, Vantek has grown into one of the area's leading mobile radio operator and the second largest paging business in South Dakota. Vantek's expertise will allow us to accelerate our Personal Communications Service build-out strategy. The completion of this merger is pending the approval of the wireless licenses by the Federal Communications Commission (expected by June 1998).

FINANCIAL STRUCTURE

     WE REVOLUTIONIZED OUR ENTIRE FINANCIAL STRUCTURE IN ORDER TO MEET NEW THREATS, CHALLENGES AND OPPORTUNITIES PRESENTED BY PROFOUND CHANGES IN REGULATION, TECHNOLOGY AND CONSUMER EXPECTATIONS.

     1. We believe we were the first telephone cooperative in America to convert to a public business corporation. Dakota's members and shareholders (who are our customers) approved the conversion by an overwhelming nine-to-one margin, giving us widespread support for our business plans. The conversion gives us potential access to the public equity markets.

     2. We refinanced our entire outstanding Rural Utility Service debt, freeing us to develop competitive facilities. We also raised $14 million in additional long-term financing for new business developments, and have an established line of credit with the Rural Telephone Finance Corporation.

     3. We reduced our dependence on (soon-to-be-seriously-shrinking) subsidized access revenues from 45% of gross revenues in 1996 to an estimated 16% in 1998.

     4. We financed a $1 million Employee Stock Ownership Plan transaction. We also established an incentive stock option plan and a bonus pay plan for every single one of our employees and directors. (We rejected the idea, all-too-common in American business today, that such plans should be reserved only for the highest ranking and highest paid members of the organization.)

INTERNAL SYSTEMS

     WE THOROUGHLY EXPANDED AND MODERNIZED OUR MANAGEMENT INFORMATION SYSTEMS AND REPORTING SYSTEMS THROUGHOUT THE ENTIRE COMPANY IN ORDER TO BETTER SERVE OUR RAPIDLY GROWING CUSTOMER BASE AND TO BETTER ENABLE US TO BUILD OUR BUSINESS PROJECTIONS UPON ACCURATE, RELEVANT DATA.

     1. We designed and implemented this Company's first comprehensive budgeting system, a new corporate forecasting model that enables us to manage the risks we want to take, and new management reports, including customer turnover reports, financial reports and financial statement formats. We also implemented a new cash disbursement system.

     2. We selected and installed a new long distance billing system and a new Internet backroom platform and billing system.

     3. We installed an entirely new accounting system, giving us the ability to report financial results for all of our companies on both a part 32 basis (needed for the National Exchange Carriers Association) and a Securities and Exchange Commission basis.

     4. We researched and identified a new convergent billing system and a new customer support system and began incorporating both of them into our entire operation. Some of the modules of this system came on line in late 1997, and the rest are on schedule for early 1998.

     In a single year, as a result of all these accomplishments, we have transformed this 96-year-old local business into a youthful growth company with over 160 employees, over 25,000 customers in six states, and over $25 million in annualized revenues. We believe that with these changes we can be competitive.

     Where do we go from here? That depends on many things. Rapid transformation is difficult. Change is difficult. The telecommunications industry is being swept up in a wave of technological and regulatory changes that show no signs of abating. We cannot guarantee success, but we believe we have built a solid platform for future growth in a rapidly changing industry. We believe that our efforts in the past year have moved this Company from a static position in a previously monopolistic industry to a leading position as an integrated services provider in our chosen, regional markets. We believe that the best defense is a good offense, and we have created the kind of company that can adapt rapidly, move quickly and market successfully in a wide open game.

     If the past is prologue, then 1998 should be an interesting year for us. While other companies keep talking about the future, we are building it -- together.

Sincerely,

/s/ Tom Hertz

Tom Hertz
President and Chief Executive Officer

                   DAKOTA TELECOMMUNICATIONS GROUP, INC.

     Dakota Telecommunications Group, Inc. (the "Company") is a competitive local exchange carrier ("CLEC") specializing in the design, construction and operation of broadband telecommunications systems for small communities in South Dakota and the surrounding states. The Company currently operates 13 exchanges in southeastern South Dakota, four of which were built in 1997, incorporating over 2,240 miles of copper plant, 300 miles of coaxial cable and approximately 10,000 fiber miles of fiber
optic lines.   The Company also operates 13 additional cable television
systems located in neighboring communities. The Company currently plans to systematically expand its backbone fiber network and continue to build new hybrid fiber facilities in new communities in the region.

     The Company provides a full range of bundled telecommunications products and services to its customers, including switched local dial tone and enhanced services, network access services, long distance calling services, operator assisted calling services, telecommunications equipment sale and leasing services, cable television services, data networking services, Internet access and related services and local area network and
wide area network ("LAN/WAN") services.   No other single competitor
currently offers all of these services in the Company's existing markets. The Company's customer base includes approximately 6,100 local service access lines, 5,500 cable television subscribers, 6,600 Internet users and over 2,000 LAN/WAN business customers located primarily in South Dakota, northwestern Iowa and southwestern Minnesota. The Company and its predecessors have been engaged in the telecommunications business since 1903.

     The telecommunications industry is in a period of great change. Virtually every aspect of the industry is extremely competitive and subject to rapid technological innovation. The industry is also heavily regulated on both the federal and state level, and regulatory policies have changed dramatically in the past several years. The Company believes that these changes have opened several unique windows of opportunity, which serve as the focus of the Company's strategic growth plan. These opportunities include the deregulation of local service monopolies which now allows the Company to expand into new markets, the development of new hybrid fiber optic transmission technologies that provide a cost effective method for this expansion, and the Company's existing and targeted markets which, while growing, are located in small communities unlikely to immediately attract large competitors.

     To address these opportunities, in 1996 the Company began a major reorganization and expansion program. This program included the redesign and rebuilding of the Company's switching center and telecommunications network, a project that was concluded in 1997, as well as the expansion of the Company's operations through selected acquisitions. During 1996, the Company purchased the assets of 19 cable television systems. In December

1996, the Company, through a wholly-owned subsidiary, merged with TCIC Communications, Inc. ("TCIC"), a South Dakota-based provider of long distance and operator services, now renamed DTG Communications, Inc. Also in December 1996, in a similar transaction, the Company merged with Iway Partners, Inc. ("Iway"), one of South Dakota's largest Internet service providers, now renamed DTG Internet Services, Inc. In December 1997, the Company merged with Futuristic, Inc. dba DataNet ("DataNet"), a leading regional LAN/WAN integrator located in Sioux Falls, South Dakota, now renamed DTG DataNet, Inc. All three companies continue to operate as wholly-owned subsidiaries of the Company. Also in December 1997, the Company signed a merger agreement with Vantek Communications, Inc. and Van/Alert, Inc. (collectively, "Vantek"), a regional specialized mobile
radio ("SMR") and paging company in southeastern South Dakota.   The
Company currently anticipates that additional acquisitions will form a part of its continuing expansion plans, though no final agreements have been concluded at this time.

     As part of its reorganization plans, the Company also changed its form of conducting business from a South Dakota cooperative into a public Delaware business corporation. On February 19, 1997, the Company filed a Registration Statement on Form S-4 (Registration Statement No. 333-22025) with respect to the proposed conversion of the Company from a cooperative into a South Dakota business corporation (the "Conversion") and the proposed merger of the resulting South Dakota business corporation into the Company, then a wholly-owned Delaware subsidiary of the cooperative (the "Merger"). At a special meeting of the members of the cooperative on July 21, 1997, the Conversion was approved. The
Conversion was formalized on July 22, 1997, with the filing of the

Amended Articles of Incorporation approved by the members at the July 21, 1997, meeting. Immediately following the special meeting of the cooperative members, a special meeting of the shareholders of the resulting South Dakota business corporation was convened. At that meeting, the shareholders voted to approve an Agreement and Plan of Merger pursuant to which the South Dakota business corporation would be merged with and into the Company. The Merger became effective on July 25, 1997. As a result, the Company now operates as a public Delaware business corporation.


         MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion is provided by management as its analysis of the Company's financial condition and results of operations. This analysis should be read in conjunction with the separate consolidated financial statements of the Company and the notes thereto included in this Annual Report.

FORWARD-LOOKING STATEMENTS

     This discussion and analysis of financial condition and results of operations, and other sections of this Annual Report, contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the telecommunications industry, the economy, and about the Company itself, such as information relating to the Company's ongoing development plans, the effects of its July 1997 refinancing of its long-term debt, the impact of year 2000 issues on the Company's computerized operating systems and statements regarding the Company's anticipated future net losses. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain known and unknown risks and uncertainties as well as assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Furthermore, the Company undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

     Future Factors include, but are not limited to, uncertainties related to economic conditions, acquisitions and divestitures, government and regulatory policies, the pricing and availability of equipment, materials, inventories and software, technological developments and changes in the competitive environment in which the Company operates; changes in interest rates; demand for the Company's products and services; the degree of competition by traditional and non-traditional competitors; changes in tax laws; changes in prices, levies and assessments; and the outcomes of pending and future litigation and contingencies. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement. Readers are cautioned not to place undue reliance on the forward-looking statements made below or elsewhere in this Annual Report.

OVERVIEW

     The Company is a competitive local exchange carrier specializing in the design, construction and operation of broadband telecommunications systems for small communities in South Dakota and the surrounding states. The Company provides a full range of bundled telecommunications products and services to its customers, including switched local dial tone and enhanced services, network access services, long distance telephone services, operator assisted calling services, telecommunications equipment sale and leasing services, cable television services, computer equipment sales, Internet access and related services and LAN and WAN services.

     In 1996 the Company began a major reorganization and expansion program. This program included the conversion of the Company from a stock cooperative into a publicly held Delaware business corporation, the redesign and rebuilding of the Company's switching center and telecommunications network, which was completed in 1997, and the expansion of the Company's operations through selected acquisitions. During 1996, the Company purchased the assets of 19 cable television systems. In December 1996, the Company, through a wholly-owned subsidiary, merged with TCIC, a South Dakota-based provider of long distance and operator services. Also in December 1996, in a similar transaction, the Company merged with Iway, one of South Dakota's largest Internet service providers. In December 1997, the Company merged with DataNet, a leading regional LAN/WAN integrator located in Sioux Falls, South Dakota. These companies continue to operate as wholly-owned subsidiaries of the Company under the names DTG Communications, Inc., DTG Internet Services, Inc., and DTG DataNet, Inc., respectively. Also in December 1997, the Company signed a merger agreement with Vantek, a regional specialized mobile radio and paging company in southeastern South Dakota. The Company currently anticipates that this transaction will be completed prior to June 1998, pending Federal Communications Commission ("FCC") license transfer approvals. The Company currently anticipates that additional acquisitions will form a part of its continuing expansion plans, though no final agreements have been concluded at this time.

     The Company's reorganization and expansion plans have had, and will continue to have, significant impacts on the Company's financial condition and results of operations. As part of its network rebuilding project, in 1995 the Company reassessed the remaining useful life of its old facilities. In 1996 and 1997, the Company incurred approximately $5.8 million and $13.6 million in new capital expenditures, respectively. The Company anticipates spending substantial additional funds for its continuing development programs. These expenditures have been, and future expenditures are anticipated to be, financed through substantial increases in the Company's long-term debt. These changes will combine to result in substantially higher depreciation and interest expenses with a corresponding reduction in the Company's net income. In addition, to implement its growth plans, the Company completed the acquisitions described above and increased its employee base from 34 employees at December 31, 1995, to 76 employees at December 31, 1996, and to 161 employees at December 31, 1997, resulting in additional increases in amortization expense and employee-related operating expenses. While the Company anticipates that its revenue base will continue to grow as it completes its new facilities and markets new services, the resultant higher expense levels from a combination of higher depreciation, amortization and interest expense, as well as additional employee expenses, will likely cause the Company to recognize and report net after-tax losses.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(DOLLARS IN THOUSANDS)                          FOR THE YEAR ENDED DECEMBER 31,
                                                -------------------------------
                                                    1997             1996
                                                  ---------        ---------
SELECTED BALANCE SHEET ITEMS
Cash and Temporary Cash Investments               $ 4,597.9        $ 2,870.4
Accounts Receivable, Net                            4,216.0          1,784.9
Materials and Supplies                              1,109.2            694.1
Excess of Cost Over Net Assets Acquired             4,869.1          1,831.0
Other Investments                                   2,037.6            625.7
Property, Plant and Equipment, Net                 25,408.3         14,441.1
Current Liabilities                                 6,921.8          1,594.8

SELECTED CASH FLOW ITEMS
Capital Expenditures                              $13,564.0        $ 5,751.6
Cash Provided From Operations                       1,851.7          1,961.8
Cash Used for Investment                           15,608.2          7,516.2
Cash Provided From Financing                       15,933.0          1,353.0

SELECTED CAPITAL STRUCTURE ITEMS
Long-Term Debt                                    $29,200.5        $15,338.4
Total Capital                                      38,394.5         22,448.3
Long-Term Debt to Total Capital                         76%              68%

ANALYSIS OF MATERIAL CHANGES IN BALANCE SHEET ITEMS

     Cash and Temporary Cash Investments increased from $2,870,400 at December 31, 1996, to $4,597,900 at December 31, 1997, an increase of $1,727,500. Approximately $200,000 of this increase was attributable to the DataNet operation acquired by the Company in December 1997. The balance represents long-term debt borrowings by the Company in late December 1997 in anticipation of the repayment of the Company's $1,500,000 short-term revolving loan from the Rural Telephone Finance Cooperative ("RTFC") in early January 1998. See Note 4 to the Consolidated Financial Statements.

     Net Accounts Receivable increased from $1,784,900 at December 31, 1996, to $4,216,000 at December 31, 1997, an increase of $2,431,100. Of this increase, $1,779,600 was attributable to net receivables from the DataNet operation acquired in December 1997. The balance of this increase is primarily related to additional funds due to the Company from final adjustments to its access revenue requirements from its 1996 and 1997 telephone operation cost studies. See Note 1(M) to the Consolidated Financial Statements.

     Materials and Supplies inventories increased from $694,100 at December 31, 1996, to $1,109,200 at December 31, 1997, an increase of $415,100. Of this increase, $187,000 was related to the inventories of goods held for resale in the Company's DataNet operation. The balance represents materials on hand to be used in the Company's planned 1998 development projects.

     Excess of Cost Over Net Assets Acquired increased from $1,831,000 at December 31, 1996, to $4,869,100 at December 31, 1997, an increase of $3,038,100. This increase is due to the Company's acquisition of DataNet in December 1997, which was accounted for using the purchase method. See
Note 13 to the Consolidated Financial Statements.

     Other Investments increased from $625,700 at December 31, 1996, to $2,037,600 at December 31, 1997, an increase of $1,411,900. This increase was primarily due to the purchase by the Company of RTFC subordinated capital certificates in connection with the long-term financing agreement reached with the RTFC in July 1997. These certificates bear no interest and will be refunded to the Company upon retirement of the associated debt. See the discussion of the RTFC financing agreement, below, and Note 6 to the Consolidated Financial Statements. The Company anticipates making further investments in RTFC capital certificates as it continues to borrow additional long-term funds from the RTFC.

     Net fixed assets increased from $14,441,100 at December 31, 1996, to $25,408,300 at December 31, 1997, a net increase of $10,967,200. This increase primarily represents additional telecommunications plant assets constructed by the Company in 1997. See Note 3 to the Consolidated Financial Statements. The Company currently plans to make substantial additional investments in new telecommunications facilities and accordingly expects net fixed assets to significantly increase in future years as these facilities are constructed.

     Current Liabilities increased from $1,594,800 at December 31, 1996, to $6,921,800 at December 31, 1997, an increase of $5,327,000. Approximately $1,500,000 of this increase was attributable to normal current liabilities associated with the DataNet operation acquired by the Company in December 1997. These liabilities included approximately $569,300 in floor plan financing arrangements. See Note 5 to the Consolidated Financial Statements. An additional $1,500,000 of the increase represents amounts due under the Company's short-term revolving loan arrangement with the RTFC, which was repaid in full in early January 1998. See Note 4 to the Consolidated Financial Statements. The current portion of the Company's long-term debt increased $692,300 due to the overall increase in the Company's total long-term debt. The remaining increase related primarily to current amounts due suppliers and contractors in connection with the Company's 1997 development projects.

     Long-Term Debt increased from $15,338,400 at December 31,
1996, to $29,200,500 at December 31, 1997.  At December 31, 1997,
this debt consisted of approximately $29,600,000 under a series of loans from the RTFC and $1,000,000 in long-term financing from
Home Federal Savings Bank associated with the guarantee by
the Company of long-term debt incurred by the Company's Employee Stock Ownership Plan to fund the acquisition of Company stock in December 1997, net of $1,390,000 in associated current maturities. See Note 6 to the
Consolidated Financial Statements.   On June 24, 1997, the Company entered
into a long-term loan arrangement with the RTFC in the aggregate amount of $28,421,000. Of this amount, $13,092,089 was used to refinance the then outstanding long-term debt from the Rural Utilities Service on July 15, 1997.
 The remaining amounts are allocated to refinance the $1,000,000 in debt assumed by the Company in the TCIC and Iway acquisitions and to cover the Company's 1997 capital expenditures program. Substantially all of the Company's 1997 capital expenditures were financed by the RTFC.

     Total Stockholders' Equity increased from $6,412,200 at December 31, 1996, to $7,804,100 at December 31, 1997, an increase of approximately
$1,400,000.   This increase was primarily caused by the issuance of stock in connection with the DataNet merger, reduced by the Company's 1997 operating loss. The presentation of the Stockholders' Equity account structure changed substantially during 1997 due to the conversion of the Company from a South Dakota stock cooperative into a Delaware business corporation in July 1997. The primary change was the reclassification of the capital accounts from preferred stock and cooperative capital credits into common stock. The Conversion, by itself, did not change overall total equity. The Conversion process is discussed in more detail above and in Notes 2, 7 and 15 to the Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

     The Company believes that it has adequate internal resources available to finance its ongoing operating requirements. Net Cash Provided From Operations was $1,851,700 in 1997, down slightly from $1,961,800 in 1996. See the Consolidated Statement of Cash Flows included in the Company's Consolidated Financial Statements. This decrease was attributable primarily to additional employee costs in 1997. In addition, the Company maintains a $1,500,000 revolving line of credit with the RTFC, all of which was available as of March 1, 1998. The Company has also arranged an additional $4,000,000 secured line of credit from the RTFC in March 1998. Finally, the Company uses a combination of the floor plan financing arrangements described above and an $800,000 working capital line of credit to fund inventory holding costs in its DataNet operation. At March 1, 1998, there were no amounts drawn under this line of credit.

     While the Company can finance its day-to-day operations using internal funds, it will need additional long-term financing to complete additional network construction programs. The Company's primary long-term lender is the RTFC which, as described above, refinanced the Company's outstanding long-term debt in July 1997 and provided additional funds for the Company's 1997 construction projects. While there is no assurance that additional




<PAGE
funds will be made available to the Company, the Company and its subsidiaries expect the RTFC and other sources to continue to be available for future borrowings.

RESULTS OF OPERATIONS

(DOLLARS IN THOUSANDS)                         FOR THE YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                    1997            1996
                                                  ---------       --------
SUMMARY OF CONSOLIDATED OPERATIONS
Total Operating Revenues                          $13,729.0       $8,101.3
Depreciation and Amortization                       3,448.1        2,434.4
Other Costs and Expenses                           12,039.6        5,589.1
                                                  ---------       --------
Operating Income (Loss)                            (1,758.7)          77.9
Other Income (Expense)                               (846.6)        (413.8)
Income Tax Expense (Benefit)                         (118.5)        (175.7)
                                                  ---------       --------
Net Loss                                          $(2,486.8)      $ (160.2)

     In 1997, revenues increased substantially to $13,729,000, up from $8,101,300 in 1996, an increase of $5,627,700 or 69.5%. Of this increase,
$1,481,000, $1,021,000, and $1,788,100 was attributable to revenues from the Company's TCIC, Iway and DataNet operations, respectively. The balance of the increase represents primarily revenues from access rate increases put into effect by the Company during 1996.

     Depreciation and Amortization expense increased from $2,434,400 in 1996 to $3,448,100 in 1997, an increase of approximately $1,000,000 or 41%. Approximately $133,300 of this increase is attributable to the amortization of the excess of cost over the net assets acquired in the merger transactions with TCIC and Iway in December 1996 and with DataNet in December 1997. The balance represents additional depreciation for assets placed in service during 1997.

     Other Costs and Expenses increased to $12,039,600 in 1997, up from $5,589,100 in 1996, an increase of $6,450,500 or 115%. Of this increase,
$1,214,100, $2,170,100, and $1,732,700 represent additional costs and expenses associated with the Iway, TCIC and DataNet operations, respectively. An additional $611,342 of this increase represents one-time, nonrecurring charges associated with the Conversion and Merger in July 1997. These reorganization expenses do not arise from and are not representative of the Company's ongoing business. See Note 2 to the Consolidated Financial Statements. The balance of the increase is primarily due to increased employee costs in the Company's telephone and cable operations.

     Other Income and Expense consists primarily of interest and dividend income and interest expense. Interest expense in 1997 was $1,122,807 (total interest expense of 1,294,607 net of $171,800 that was capitalized as construction period interest related to the Company's 1997 developments) compared to $723,778 in 1996, an increase of $399,029 or 55%. The increase in interest expense was caused primarily by increased long-term borrowings used by the Company to finance its 1997 construction projects.

     On a pro forma basis, assuming that all shares issuable in the reorganization were outstanding for all of 1997, and assuming all capital stock and capital credits were converted into shares of Common Stock at a rate of $2.50 per share at the beginning of 1996, loss per share would have been $1.19 for 1997 and $.09 for 1996. Also on a pro forma basis, assuming that only those shares that were actually issued and outstanding as of March 16, 1998, had been outstanding for all of 1997, loss per share for 1997 would have been $1.30.

RESULTS OF BUSINESS SEGMENT OPERATIONS

     The Company currently operates with three major business segments: telephone operations, which includes all operations other than cable television and computer networking operations; cable television operations; and the computer networking services acquired by the Company in the DataNet transaction in December 1997. Because of the technological convergence of computer services, telephone and cable systems which allow these services to be offered through a single network, the Company believes that business segment reporting will not be appropriate in future years.

     The following sections discuss the operating results for these three segments in 1997 and 1996.

TELEPHONE OPERATIONS

(DOLLARS IN THOUSANDS)                         FOR THE YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                     1997           1996
                                                  ---------       --------
Local Service                                     $ 1,221.8       $1,058.7
Long Distance Toll Service                          3,478.7        1,996.3
Access Service                                      4,176.7        3,267.0
Internet Services                                   1,021.3           72.4
Other Revenues                                        149.8          357.8
                                                  ---------       --------
Total Revenue                                     $10,048.3       $6,752.2
Depreciation and Amortization                       2,728.0        2,011.0
Other Costs and Expenses                            8,703.6        4,287.1
                                                  ---------       --------
Operating Income (Loss)                           $(1,383.3)      $  454.1

     Local service revenues are earned by providing customers with local service to connecting points within the local exchange boundaries and, in certain cases, to nearby local exchanges under extended area service ("EAS") plans that eliminate long distance charges to the neighboring exchanges. Local service revenues for 1997 were $1,221,800 compared to $1,058,700 in 1996, an increase of 15%. This increase was due primarily to a local service rate increase approved by the Board of Directors in December 1995 and implemented in February and July 1996. There are no local rate requests currently pending for the Company nor does the Company currently anticipate any local rate increases during 1998. The Company's local service rates are not currently regulated by the FCC or the South Dakota Public Utilities Commission, although certain regulatory policies of both agencies indirectly impact local rate levels.

     Long distance toll revenues rose from $1,996,300 in 1996 to $3,478,700 in 1997, an increase of $1,482,400 or 74%. This increase was primarily due to long distance revenues from the TCIC long distance reselling operation acquired by the Company in December 1996.

     Access revenues are received by local exchange companies ("LECs") for intrastate and interstate exchange services provided to long distance carriers (generally referred to as interexchange carriers or "IXCs") which enable IXCs to provide long distance service to end users in the local exchange network. Access revenues are determined, in the case of interstate calls, according to rules issued by the FCC and administered by the National Exchange Carrier Association ("NECA") and, in the case of intrastate calls, by state regulatory agencies. A relatively small portion of the Company's access revenues are derived from subscriber line fees determined by the FCC and billed directly to end users for access to long distance carriers. The balance of the Company's interstate access revenues are received from NECA, which collects payments from IXCs and distributes settlement payments to LECs based on a number of factors, including the cost of providing service and the amount of time the local network is utilized to provide long distance services. A variety of factors, including increased subscriber counts, cultural and technological changes and rate reductions by IXCs, have resulted in a consistent pattern of increasing use of the nation's telephone network since 1984. This growth has produced higher revenues for NECA and increased settlements for its participating LECs. Access revenues increased from $3,267,000 in 1996 to $4,176,700 in 1997, an increase of $909,700 or 27.8%. The Company reassesses its access rates and underlying cost studies annually and adjusts its tariff rate filings and participation in NECA and Universal Service Fund revenue pools accordingly. In late 1996, the Company received approval from the South Dakota Public Utilities Commission to increase its intrastate access rates approximately 20%, which increase, combined with increased settlements from the NECA pool, primarily accounts for the overall increase in access revenue in 1997.

     Internet service revenue rose from $72,447 in 1996 to $1,021,344 in 1997, an increase of $951,897 or 1,314% due to the inclusion of revenues from the Iway Internet operations acquired in December 1996 and internal growth in revenues from the Company's Internet operations.

     Other revenue decreased from $357,800 in 1996 to $149,800 in 1997, a decrease of $208,000 or 58%. Most of this decrease is due to the transfer of the Company's unregulated customer premises equipment business from its Telephone Operations segment to its Cable Television Operations segment in January 1997.

     Depreciation and amortization expenses rose from $2,011,000 in 1996 to $2,728,000 in 1997, an increase of $717,000 or 36% as a result of the Company's additional capital expenditures for the year and the amortization of costs associated with its acquisitions of TCIC and Iway. See Note 13 to the Consolidated Financial Statements.

     Other costs and expenses were $8,703,600 in 1997 compared to $4,287,100 in 1996, an increase of $4,416,500 or 103%. Of this increase,
$1,214,100 and $2,170,100 represent additional costs and expenses associated with the Internet and long distance operations acquired in December 1996. An additional $611,342 of this increase represents one-time, nonrecurring charges associated with the Conversion and Merger in July 1997. These reorganization expenses do not arise from and are not representative of the Company's ongoing business. See Note 2 to the Consolidated Financial Statements. The balance of the increase is primarily due to increased employee expense.

CABLE TELEVISION OPERATIONS

(DOLLARS IN THOUSANDS)                          FOR THE YEAR ENDED DECEMBER 31,
                                                -------------------------------
                                                     1997            1996
                                                   --------        --------
Cable Service Revenue                              $1,517.0        $1,300.5
Other Revenue                                         375.6            48.7
                                                   --------        --------
Total Revenue                                       1,892.6         1,349.2
Depreciation and Amortization                         702.8           423.4
Other Costs and Expenses                            1,620.5         1,302.0
                                                   --------        --------
Operating Income (Loss)                            $ (430.7)       $ (376.2)

     The Company's cable service revenues increased from $1,300,500 in 1996 to $1,517,000 in 1997, an increase of $216,500 or 17%. This increase primarily reflects additional revenues for the entire year of 1997 from the 19 cable systems purchased by the Company during 1996.

     Other revenue increased from $48,700 in 1996 to $375,600 in 1997, an increase of $326,900 or 6,713%. This increase was due to the transfer of the Company's unregulated customer premises equipment business from its

Telephone Operations segment to its Cable Television Operations segment in January 1997.

     Depreciation and amortization expenses were $702,800 in 1997 compared to $423,400 in 1996, an increase of $279,400 or 66%. This increase was primarily due to the depreciation of additional assets used to operate the 19 cable systems added by the Company in 1996 for the entire year of 1997.

     Other costs and expenses were $1,620,500 in 1997 compared to $1,302,000 in 1996, an increase of $318,500 or 24%. This increase primarily reflects additional expenses for the entire year of 1997 from the operation of the 19 cable systems purchased by the Company during 1996.

COMPUTER NETWORKING OPERATIONS

(DOLLARS IN THOUSANDS)                        FOR THE YEAR ENDED DECEMBER 31,
                                              -------------------------------
                                                  1997             1996
                                                --------          -------
Computer Network Sales Revenue                  $1,778.1          $   ---
Other Costs and Expenses                         1,722.7              ---
                                                --------          -------
Operating Income                                $   55.4          $   ---

     The Computer Networking Operations segment operating results reflect the operations of the Company's DataNet subsidiary for the month of December 1997. The Company acquired DataNet on December 1, 1997. See Note 13 to the Consolidated Financial Statements.

INCOME TAXES

     The Company historically operated as a stock cooperative and was granted tax-exempt status under Section 501(c)(12) of the Internal Revenue Code of 1986, as amended. Accordingly, income tax expense was related only to certain ancillary operations, such as the Company's cable television operations. Beginning with the Company's conversion from a cooperative to a Delaware business corporation in July 1997, all of the Company's operations became taxable. However, because of the Company's consolidated net losses, the Company has accumulated significant income tax loss carryovers. See Note 11 to the Consolidated Financial Statements for a full discussion of the Company's income tax issues.

EFFECTS OF INFLATION

     The Company is subject to the effects of inflation upon its operating costs. The Company's local exchange telephone companies are subject to the jurisdiction of the South Dakota Public Utilities Commission with respect to a variety of matters, including rates for intrastate access services and the conditions and quality of service. Rates for local telephone service are not established directly by regulatory authorities, but their authority over other matters limits the Company's ability to implement rate increases. In addition, the regulatory process inherently restricts the Company's ability to immediately pass cost increases along to customers unless the cost increases are anticipated and the rate increases are implemented prospectively.

     All of the Company's long-term debt from the RTFC bears interest on a floating rate set by the RTFC on a monthly basis. This variable rate was 6.65% at December 31, 1997. The Company has the option to fix the interest rate on all or a portion of these loans on a quarterly basis. Should inflation rates significantly exceed the Company's expectations, interest rates could increase and the Company's debt service expenses could increase beyond acceptable limits or make the RTFC or any other lender unwilling to extend additional credit to the Company.

COMPETITION

     In February 1996, President Clinton signed into law the Telecommunica-tions Act of 1996 (the "1996 Act"). The new law represents the biggest change in the rules governing local telephone service since Congress imposed federal regulation and established the FCC in 1934. Under the 1996 Act, the monopoly on local service enjoyed by local exchange companies ("LECs") is eliminated and LECs must allow competitors access to their local network facilities. The Company does not know to what extent it will be subject to local competition in the markets it serves under the new rules. The final results of the changes made by the new law will not be known until new rulemaking by the FCC and state regulatory agencies has been completed. The Company is monitoring developments regarding the new regulatory climate closely and expects its operations may be materially affected by the new rules, but the Company cannot predict what effect the new rules will have on its business.

     The Company is presently the only provider of local telephone service in its historical nine local service exchanges and directly competes with the incumbent local service company in the four exchanges it built in 1997. Technological developments in competing technologies, such as cellular telephone, digital microwave, coaxial cable, fiber optics and other wireless and wired technologies, may result in new forms of competition to the Company's landline services. The Company and many other members of the local exchange carrier industry are seeking to maintain a strong, universally affordable public telecommunications network through policies and programs that are sensitive to the needs of small communities and rural areas served by the Company. There is no assurance that the Company will be able to continue to do so in the future.

     All of the Company's cable television franchises are non-exclusive.
In addition to competition from off-air television, other technologies also supply services provided by cable television. These include low power television stations, multi-point distribution systems, over-the-air subscription television and direct broadcast satellites. The Company believes that cable television presently offers a wider variety of programming at lower cost than any competing technology. However, the Company is unable to predict the effect current or developing sources of competition may have on its cable business.

     The Company's unregulated Internet, long distance, operator services and computer network services businesses are subject to intense competition from many different companies, many of which have substantially greater resources than the Company.

YEAR 2000 COMPUTER SOFTWARE ISSUES

     The Company is highly dependent upon advanced computer systems and specialized software for the conduct of its business. These systems include switching and network operations, billing and customer care, accounting and reporting and Internet operating systems, as well as a wide assortment of personal computer productivity software. In 1997, as part of its reorganization plan, the Company installed new accounting and reporting systems and began the installation of a new billing and customer service system, currently scheduled for completion in 1998. The Company also rebuilt its Internet operating systems and installed a new switching platform and software system in 1997.

     As part of its systems replacement process, the Company addressed an issue that is facing all users of automated information systems. The issue is that many computer systems that process date sensitive information based on two digits representing the year of the event may recognize a date using "00" as the year 1900 rather than the year 2000. The inability to correctly recognize "00" as the year 2000 could affect a wide variety of automated information systems, such as mainframe applications, invoicing and receivables tracking systems, event scheduling systems, personal computers and communication systems, in the form of software failure, errors or miscalculations.

     The Company's software suppliers have assured the Company that its new systems will not experience year 2000 problems. However, given the complexity of the specialized software used by the Company and the relative newness of the year 2000 problem, there can be no assurance that the Company's new or remaining systems will not experience some problems as these systems begin to operate using year 2000 dates. While the Company will continue to monitor and test its systems for potential problems, failure of key software systems to properly recognize and handle year 2000 dates could result in material and wide-spread failures in the Company's operations, possibly leading to severe service outages and customer complaints. Such failures, were they to occur, would have severe adverse effects on the Company's results of operations, liquidity and capital resources.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financing Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This pronouncement, effective for calendar year 1998 financial statements, requires reporting segment information consistent with the way executive management of an entity disaggregates its operations internally to assess performance and make decisions regarding resource allocations. Among information to be disclosed, SFAS 131 requires an entity to report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. SFAS 131 also requires reconciliations of total segment revenues, total segment profit or loss and total segment assets to the corresponding amounts shown in the entity's consolidated financial statements. The Company expects that the adoption of SFAS 131 will reduce the number or designation of reportable segments currently disclosed in its consolidated financial statements due to the increasing convergence of its computer, telephone and cable television businesses.

     No other recently issued accounting pronouncements are expected to have a significant effect on future financial statements.

ENVIRONMENTAL MATTERS

     Management is not currently aware of any environmental matters which in the aggregate would have a material adverse effect on the financial condition or results of operations of the Company.

                        INDEPENDENT AUDITORS' REPORT





Board of Directors
Dakota Telecommunications Group, Inc.
   and Subsidiaries
Irene, South Dakota


We have audited the accompanying consolidated balance sheet of Dakota Telecommunications Group, Inc. (incorporated in Delaware and formerly Dakota Cooperative Telecommunications, Inc.) and subsidiaries as of December 31, 1997, and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dakota Telecommunications Group, Inc. and subsidiaries as of December 31, 1997, and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



St. Paul, Minnesota                     s/ Olsen Thielen & Co., Ltd.
January 30, 1998                        Olsen Thielen & Co., Ltd.

                 CONSOLIDATED FINANCIAL STATEMENTS

       DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEET
                     DECEMBER 31, 1997 AND 1996
===========================================================================
                               ASSETS
                                                       1997               1996
                                                    -----------        -----------
CURRENT ASSETS:
  Cash and Cash Equivalents                         $ 4,297,938        $ 2,121,444
  Temporary Cash Investments                            300,000            749,000
  Accounts Receivable, Less Allowance for
    Uncollectibles of $298,700 and $152,300           4,216,025          1,784,895
  Deposits                                                    -            274,889
  Income Taxes Receivable                                62,987            248,500
  Materials and Supplies                              1,109,226            694,097
  Prepaid Expenses                                      275,567            168,078
                                                    -----------        -----------
    Total Current Assets                             10,261,743          6,040,903
                                                    -----------        -----------

INVESTMENTS AND OTHER ASSETS:
  Excess of Cost Over Net Assets Acquired             4,869,096          1,830,959
  Other Intangible Assets                               809,843            509,559
  Other Investments                                   2,037,571            625,722
  Deferred Charges                                      653,373             56,628
                                                    -----------        -----------
    Total Investments and Other Assets                8,369,883          3,022,868
                                                    -----------        -----------

PROPERTY, PLANT AND EQUIPMENT, NET                   25,408,266         14,441,104
                                                    -----------        -----------

TOTAL ASSETS                                        $44,039,892        $23,504,875
                                                    ===========        ===========











                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current Portion of Long-Term Debt                 $ 1,390,000        $   697,700
  Note Payable                                        1,500,000                  -
  Accounts Payable                                    2,290,727            399,694
  Payable Under Floor Plan Arrangements                 569,287                  -
  Other Current Liabilities                           1,171,772            497,388
                                                    -----------        -----------
    Total Current Liabilities                         6,921,786          1,594,782
                                                    -----------        -----------

LONG-TERM DEBT                                       29,200,469         15,338,395
                                                    -----------        -----------

DEFERRED CREDITS                                        113,565            159,482
                                                    -----------        -----------

STOCKHOLDERS' EQUITY:
  Preferred Stock                                             -          1,172,000
  Common Stock                                        8,523,870             26,185
  Treasury Stock at Cost                                (12,325)                 -
  Capital Credits                                             -          4,732,723
  Other Capital                                       2,298,006                  -
  Retained Earnings (Deficit)                        (2,005,479)           481,308
  Unearned Employee Stock Ownership Plan Shares      (1,000,000)                 -
                                                    -----------        -----------
    Total Stockholders' Equity                        7,804,072          6,412,216
                                                    -----------        -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $44,039,892        $23,504,875
                                                    ===========        ===========

The accompanying notes are an integral part of the consolidated financial statements.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997 AND 1996
===========================================================================
                                                       1997               1996
                                                    -----------        -----------
REVENUES:
  Local Network                                     $ 1,221,788        $ 1,058,667
  Network Access                                      4,176,695          3,266,969
  Long Distance Network                               3,478,721          1,996,301
  Cable Television Service                            1,517,028          1,300,512
  Computer Network Sales                              1,788,104                  -
  Internet Service                                    1,021,344             72,447
  Other                                                 525,312            406,446
                                                    -----------        -----------
     Total Operating Revenues                        13,728,992          8,101,342
                                                    -----------        -----------

COSTS AND EXPENSES:
  Plant Operations                                    4,082,624          2,406,766
  Cost of Goods Sold                                  1,465,885                  -
  Depreciation and Amortization                       3,448,109          2,434,416
  Customer                                            1,465,735            500,802
  General and Administrative                          4,215,257          1,817,869
  Other Operating Expenses                              810,041            863,639
                                                    -----------        -----------
     Total Operating Expenses                        15,487,651          8,023,492
                                                    -----------        -----------

OPERATING INCOME (LOSS)                              (1,758,659)            77,850
                                                    -----------        -----------

OTHER INCOME AND (EXPENSES):
  Interest and Dividend Income                          276,204            309,982
  Interest Expense                                   (1,122,807)          (723,778)
                                                    -----------        -----------
     Net Other Income and (Expenses)                   (846,603)          (413,796)
                                                    -----------        -----------

LOSS BEFORE INCOME TAXES                             (2,605,262)          (335,946)

INCOME TAX BENEFIT                                     (118,475)          (175,712)
                                                    -----------        -----------





NET LOSS                                            $(2,486,787)       $  (160,234)
                                                    ===========        ===========

BASIC AND DILUTED LOSS PER SHARE
  (since reorganization)                            $     (1.35)
                                                    ===========








The accompanying notes are an integral part of the consolidated financial statements.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                         CONSOLIDATED STATEMENT OF
                           STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997 AND 1996
==================================================================================================================================
                                                                                                         UNEARNED
                                                                                                         EMPLOYEE
                                                                                           RETAINED        STOCK
                        PREFERRED      COMMON     TREASURY      CAPITAL       OTHER        EARNINGS      OWNERSHIP
                          STOCK        STOCK        STOCK       CREDITS      CAPITAL      (DEFICIT)     PLAN SHARES       TOTAL
                       ------------  ----------   ---------   ------------  ----------   ------------   ------------   -----------
BALANCE on December
  31, 1995             $             $   26,125   $           $ 4,643,909   $            $   745,271    $              $5,415,305

  Net Income (Loss)                                               103,729                   (263,963)                    (160,234)
  Common Stock
   Issued, Net                               60                                                                                60
  Preferred Stock
   Issued (1,172
   Shares)               1,172,000                                                                                      1,172,000
  Retirement of
   Capital Credits
   to Estates                                                     (14,915)                                                (14,915)
                       -----------   ----------   --------    -----------   ----------   -----------    -----------    ----------
BALANCE on December
  31, 1996               1,172,000       26,185          -      4,732,723            -       481,308              -     6,412,216

  Net Loss                                                                                (2,486,787)                  (2,486,787)
  Issuance of Common
   Stock in Exchange
   for Preferred
   Stock, Capital
   Credits and
   Capital Stock        (1,172,000)   3,471,770                (4,597,776)   2,298,006                                          -
  Retirement of
   Capital Credits                                               (134,947)                                               (134,947)
  Common Stock
   Issued, Net                        4,025,915    (12,325)                                                             4,013,590
  Employee Stock
   Ownership Plan
   Shares Purchased                   1,000,000                                                          (1,000,000)            -
                       -----------   ----------   --------    -----------   ----------   -----------    -----------    ----------
BALANCE on December
  31, 1997             $         -   $8,523,870   $(12,325)   $         -   $2,298,006   $(2,005,479)   $(1,000,000)   $7,804,072
                       ===========   ==========   ========    ===========   ==========   ===========    ===========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENT OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997 AND 1996
===========================================================================
                                                                 1997                1996
                                                             ------------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                                   $ (2,486,787)        $  (160,234)
  Adjustments to Reconcile Net Loss to Net
     Cash Provided By Operating Activities:
       Depreciation and Amortization                            3,448,109           2,469,873
       Deferred Charges                                            67,060             208,248
       Deposits                                                   274,889             274,889
       Receivables                                             (1,296,894)           (155,521)
       Income Taxes Receivable                                    185,513            (248,500)
       Prepaid Expenses                                          (101,777)            (52,618)
       Accounts Payable                                         1,464,361            (379,143)
       Accrued Income Taxes                                             -            (260,655)
       Other Current Liabilities                                  370,819             206,778
       Deferred Credits                                           (73,589)             58,719
                                                             ------------         -----------
          Net Cash Provided By Operating Activities             1,851,704           1,961,836
                                                             ------------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of Property, Plant and Equipment                   (13,564,024)         (5,751,604)
  Deposits                                                              -             107,822
  Sale of Temporary Cash Investments                              649,000                   -
  Purchase of Temporary Cash Investments                         (200,000)           (749,000)
  Purchase of Other Investments                                (1,473,754)           (532,977)
  Purchase of Other Intangible Assets                            (279,832)           (541,300)
  Deferred Charges                                               (663,805)             (8,885)
  Acquisition Costs, Net of Cash Acquired                         (75,812)            (40,295)
                                                             ------------         -----------
     Net Cash Used In Investing Activities                    (15,608,227)         (7,516,239)
                                                             ------------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Issuance of Long-Term Debt                     33,912,727           4,399,270
  Principal Payments of Long-Term Debt                        (20,241,444)         (2,844,967)
  Proceeds from Issuance of Note Payable                        1,500,000                   -
  Construction Contracts Payable                                 (116,909)           (182,912)
  Retirement of Capital Credits                                  (134,947)            (14,915)





  Other                                                                 -              (3,513)
  Issuance of Common Stock                                      1,025,915                   -
  Purchase of Treasury Stock                                      (12,325)                  -
                                                             ------------         -----------
     Net Cash Provided by Financing Activities                 15,933,017           1,352,963
                                                             ------------         -----------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                              2,176,494          (4,201,440)

CASH AND CASH EQUIVALENTS at Beginning of Year                  2,121,444           6,322,884
                                                             ------------         -----------

CASH AND CASH EQUIVALENTS at End of Year                     $  4,297,938         $ 2,121,444
                                                             ============         ===========


The accompanying notes are an integral part of the consolidated financial statements.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. NATURE OF OPERATIONS - The Company is a diversified telecommunications services company, which, directly or through wholly-owned subsidiaries, provides wireline local and network access sales, long-distance telephone services, operator assisted calling services, telecommunications and computer equipment sale and leasing services, cable television services, Internet access, computer network services and related services. The principal market for these telecommunications and cable services are local residential and business customers residing in southeastern South Dakota, with a portion of its cable television customers in northwestern Iowa and southwestern Minnesota. No single customer accounted for a significant amount of revenues and accounts receivable.

Local service rates charged to telephone customers are established by the Company and are not subject to regulation. Toll and access rates are subject to state and Federal Communications Commission regulation. Rates charged cable television customers are established by the Company.

B. PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Dakota Telecommunications Group, Inc. (formerly Dakota Cooperative Telecommunications, Inc.) and its wholly-owned subsidiaries, Dakota Telecom, Inc., DTG Internet Services, Inc. (formerly IWAY, Inc.), DTG Communications, Inc. (formerly TCIC Communications, Inc.), Dakota Telecommunications Systems, Inc. (and its wholly-owned subsidiary, Dakota Wireless Systems, Inc.), DTG DataNet, Inc. (formerly Futuristic, Inc. d/b/a DataNet) and DTG Community Telephone, Inc. All significant intercompany transactions and accounts have been eliminated.

C. BASIS OF ACCOUNTING - The accounting policies of the Company are in conformity with generally accepted accounting principles and the Company does not have any regulatory assets or liabilities as defined by Financial Accounting Standards Board Statement No. 71, "Accounting for the Effects of Certain Types of Regulation".

D. DEFERRED CHARGES - Deferred Charges include the cost of computer software that is being developed for internal use. These costs will be amortized over three years when the software is completed and placed into service.

E. ACCOUNTING ESTIMATES - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. CASH INVESTMENTS - Cash and cash equivalents include general funds and short-term investments with original maturities of three months or less. Investments with original maturities of three months to twelve months are classified as temporary cash investments. Cash investments are valued at market value.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G. MATERIALS AND SUPPLIES - Materials and supplies are recorded at average unit cost and inventory held for resale is valued at the lower of first-in, first-out cost or market. Balances as of December 31, 1997, and 1996 are:

                                            1997             1996
                                         ----------        --------
     Materials and Supplies              $  797,521        $528,546
     Inventory                              311,705         165,551
                                         ----------        --------

        Total                            $1,109,226        $694,097
                                         ==========        ========

H. PROPERTY, PLANT AND DEPRECIATION - Property, plant and equipment are recorded at original cost. Additions, improvements or major renewals are capitalized. If the telecommunication and cable television utility plant is sold, retired or otherwise disposed of in the ordinary course of business, the cost plus removal costs less salvage, is charged to accumulated depreciation.

Depreciation is computed using principally the straight-line method based upon the estimated service lives of the depreciable assets.

I. EXCESS OF COST OVER NET ASSETS ACQUIRED - The excess of cost over net assets of acquired companies is being expensed equally over fifteen years and is shown net of accumulated amortization of $150,030 and $10,032 at December 31, 1997, and 1996.

J. OTHER INTANGIBLE ASSETS - Other intangible assets consist of customer lists ($628,026 and $541,300 as of December 31, 1997, and 1996) and is being expensed equally over fifteen years and shown net of accumulated amortization of $73,193 and $31,741 at December 31, 1997, and 1996. Other intangible assets also include the cost ($255,010) of a Broadband Personal Communications Service System license at December 31, 1997.

K. OTHER INVESTMENTS - Other investments are recorded at cost.

L. CAPITAL CREDITS - The Company operated as a cooperative until July 21, 1997. Amounts received from the furnishing of telephone service, interest income and other nonoperating operations in excess of costs and expenses were assigned to telephone patrons on a patronage basis to the extent they were not needed to offset prior losses.

M. REVENUE RECOGNITION - Revenues are recognized when earned, regardless of the period in which they are billed. Network access and long distance revenues are furnished in conjunction with interexchange carriers and are determined by cost separation studies. Revenues include estimates pending finalization of cost studies. Network access revenues are based upon interstate tariffs filed with the Federal Communications Commission by the National Exchange Carriers Association and state tariffs filed with state regulatory agencies. Management believes recorded revenues are reasonable based on estimates of final cost separation studies which are typically settled within two years.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

N. INCOME TAXES - Until July 21, 1997, the Parent Company operated as a cooperative and had been granted tax exempt status under Section 501(c)12 of the Internal Revenue Code; therefore the Parent Company income was not taxable. The State of South Dakota does not have an income tax.

After July 21, 1997, the Parent Company became subject to federal income taxes and files a consolidated return with its wholly-owned subsidiaries, which are subject to federal income taxes and Minnesota and Iowa income taxes for operations in those states. Income taxes for these companies are provided for the tax effects of transactions reported in the financial statements and include taxes currently payable and deferred income taxes which reflect the estimated income tax consequences of the differences between the income tax bases of assets and liabilities and their financial reporting bases. Temporary differences are primarily depreciation and net operating losses carryforwards.

O. CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, generally limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk.

P. ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION - The Company includes in its telecommunication and cablevision plant accounts an average cost of debt used for the construction of the plant, and excludes the amounts from interest expense on the statement of operations. The amount capitalized for 1997 was $171,800.

Q. RECLASSIFICATIONS - Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 presentation. These reclassifications had no effect on net income.

NOTE 2 - REORGANIZATION

At a special meeting of the stockholders on July 21, 1997, an amendment to the Company's articles of incorporation was approved which resulted in the conversion of the Company from a cooperative to a South Dakota business corporation. Also at a meeting convened on July 21, 1997, and subsequently adjourned and completed on July 25, 1997, the shareholders of the South Dakota business corporation approved an Agreement and Plan of Merger that provided for the subsequent merger of the South Dakota business corporation with and into the Company. The conversion of equity in the Cooperative to equity in the South Dakota business corporation and then into equity in the Company was at the rate of one share of common stock for each share of the Cooperative's common stock, 80.8216445 shares of common stock for each share of preferred stock and 0.2 of a share of common stock for each dollar of capital credits.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 2 - REORGANIZATION (CONTINUED)

General and administrative expenses for the year ended December 31, 1997, includes $611,342 of costs relating to the reorganization of the Company.


NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

The cost and estimated useful lives of property, plant and equipment are as follows:

                                ESTIMATED
                                 USEFUL
                                  LIFE                1997              1996
                              -------------        -----------       -----------
Land                                               $   101,573       $   101,573
Buildings                       20-33 years          2,669,620         1,486,491
Leasehold Improvements            5                    242,886            15,677
Machinery and Equipment          5-10                2,250,495         1,499,518
Furniture and Fixtures           3-20                2,076,192         1,010,234
Telecommunications Plant         4-20               23,947,827        16,922,589
Cable Television Plant           8-12                5,352,431         4,869,851
Construction In Progress          -                    288,504           354,025
                                                   -----------       -----------
                                                    36,929,528        26,259,958
Less Accumulated
  Deprecation                                       11,521,262        11,818,854
                                                   -----------       -----------

     Total                                         $25,408,266       $14,441,104
                                                   ===========       ===========

Depreciation included in costs and expenses was $3,265,650 in 1997 and $2,392,643 in 1996.

The Company intends to add new construction in 1998 of approximately $37,000,000 which is expected to be financed through additional long-term financing.

NOTE 4 - NOTE PAYABLE

The Company has a line of credit arrangement for $1.5 million with RTFC which expires in 2002. Interest is payable quarterly at variable monthly rates determined by RTFC with a cap at prime plus 1.5%. Any advances must be paid in full within 360 days of the advance and remain at a zero balance for at least five consecutive business days. Advances from the line of credit were used to finance construction approved in the RTFC long-term agreements. The $1.5 million outstanding note balance was paid in full January 1998.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 4 - NOTE PAYABLE (CONTINUED)

The Company has a line of credit arrangement for $800,000, at the prime rate, with Norwest Bank, South Dakota, N. A. which expires January 31, 1998. This arrangement was obtained through acquisition of a new subsidiary in 1997. No amounts were outstanding as of December 31, 1997.


NOTE 5 - PAYABLE UNDER FLOOR PLAN ARRANGEMENT

The Company has floor plan agreements with Deutsche Financial Services and IBM Credit Corporation under which it may borrow up to 100% of the cost of qualified purchases. The agreement with Deutsche Financial Services has a $1,400,000 credit limit with no interest for up to 30 days and 15% interest after 30 days. The agreement with IBM Credit Corporation has a $350,000 credit limit with no interest for up to 30 days, 8.85% for 30-45 days and 9.2% after 45 days. The amount borrowed under these agreements must be repaid when the financed items are sold or disposed of in any manner. The agreements are secured by all the assets of the Company's subsidiary, DTG DataNet, Inc. and include various covenants which have been approved by RTFC.


NOTE 6 - LONG-TERM DEBT

Long-term debt is as follows:

                                                                          1997               1996
                                                                       -----------        -----------
  Rural Telephone Finance Cooperative (RTFC) Mortgage Note,
     matures 2012, variable
     interest rate (6.65% at December 31, 1997)                        $28,184,830        $         -

  Rural Telephone Finance Cooperative (RTFC) Mortgage Note,
     matures 2006, variable
     interest rate (6.65% at December 31, 1997)                          1,405,639          1,537,537

  Home Federal Savings Bank, matures 2007,
     variable interest rate (9.5% at December 31, 1997)
     (ESOP loan guaranteed by the Company)                               1,000,000                  -



  Rural Utilities Service (RUS) mortgage notes:
     2% payable in quarterly installments                                        -          2,595,175
     5% payable in monthly installments                                          -         10,756,343

  Norwest Bank South Dakota, N.A., variable
     interest rate (prime plus one percent)                                      -            980,469

  Other                                                                          -            166,571
                                                                       -----------        -----------
                                                                        30,590,469         16,036,095
  Amount Due Within One Year                                            (1,390,000)          (697,700)
                                                                       -----------        -----------

     Total Long-Term Debt                                              $29,200,469        $15,338,395
                                                                       ===========        ===========

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 6 - LONG-TERM DEBT (CONTINUED)

The Company received loans of $14,737,000 and $13,684,000 from RTFC for the purposes of refinancing its RUS debt and RTFC lines of credit and to finance plant construction. The loans are payable quarterly, with full payment due in fifteen years. On July 15, 1997, the Company retired its entire RUS debt with loan proceeds from RTFC. In order to obtain financing from RTFC, the loans include borrowings of $1,449,185 to purchase Subordinated Capital Certificates (SCC) of RTFC. The SCCs bear no interest and will be repaid to the Company. SCCs are included in other investments on the balance sheet. The Company is required to maintain a debt service coverage of not less than 1.25 and a times interest earned ratio of not less than 1.50. Each ratio is determined by averaging the two highest annual calculations during the three most recent fiscal years. The Company is restricted from incurring any additional unsecured debt in excess of five percent of total assets from any other lender and from declaring or paying any dividend or purchasing or redeeming any capital stock in excess of 25 percent of the prior fiscal year-end cash margins without written approval of the lender.

Unadvanced loan funds of $94,181 are available to the Company on loan commitments from RTFC. Loan proceeds will be used to finance future construction. The RTFC loans, maturing in 2012, are collateralized by all assets, revenues and stock of the Company's subsidiaries. The RTFC loan, maturing in 2006, is collateralized by the cable plant located in ten cities in southeastern South Dakota and is payable in quarterly installments.

The loan from Home Federal Savings Bank is guaranteed by the Company and is payable by the Company's ESOP in ten equal installments beginning in 1998.

Approximate annual principal payments on the existing debt for the next five years are: 1998 - $1,390,000; 1999 - $1,491,000; 2000 - $1,595,000;
2001 - $1,706,000 and 2002 - $1,825,000.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 7 - CAPITAL STOCK

                                PREFERRED                       COMMON                TREASURY                   UNEARNED
                          -----------------------      ------------------------   ------------------            ESOP SHARES
                          ISSUED                        ISSUED                    ISSUED                  -----------------------
                          SHARES        AMOUNT          SHARES         AMOUNT     SHARES     AMOUNT       SHARES        AMOUNT
                          ------      -----------      ---------     ----------   ------    --------      -------     -----------
BALANCE -
 December 31, 1995                    $                    5,225     $   26,125             $                         $

 Issued                    1,172        1,172,000            456          2,280
 Redeemed                                                   (444)        (2,220)
                          ------      -----------      ---------     ----------

BALANCE -
 December 31, 1996         1,172        1,172,000          5,237         26,185

Issuance of Common
 Stock in Exchange
 for Capital Credits
 and Capital Stock                                       459,954      2,299,770
Issuance of Common
 Stock in Exchange
 for Preferred Stock      (1,172)      (1,172,000)        94,727      1,172,000
Issuance of Common
 Stock to Purchase
 Futuristic, Inc.
 (/d/b/a DataNet)                                        160,000      4,000,000
Issuance of Common
 Stock to ESOP                                            49,213      1,000,000                           (49,213)     (1,000,000)
Issuance of Common
 Stock to Employees                                        2,043         25,915
Repurchase of Common
 Stock                                                                              493      (12,325)
Two-for-One Stock
 Split                                                   771,174                    493                   (49,213)
                          ------      -----------      ---------     ----------     ---     --------      -------     -----------

BALANCE -
 December 31, 1997             -      $         -      1,542,348     $8,523,870     986     $(12,325)     (98,426)    $(1,000,000)
                          ======      ===========      =========     ==========     ===     ========      =======     ===========

On December 16, 1997, the Board of Directors declared a two-for-one common stock split pursuant to a share dividend paid to common stockholders of record on January 1, 1998. All common stock share amounts shown below have been adjusted for the stock split.

As of December 31, 1996, the Company's common stock had a par value of $5 per share. There were 15,000 shares authorized. No person could own more than one share of common stock and each holder of common stock had one vote in the affairs of the Company.

Nonvoting preferred stock had a par value of $100 per share and there were 63,000 shares authorized. The preferred stock is shown on the balance sheet at its redemption value of $1,000 per share. Preferred shareholders were entitled to a Non-Liquidity Fee of $80 per share payable semi-annually in cash or preferred stock at the discretion of the Company. Preferred shareholders also were granted warrants which entitle them to purchase additional preferred stock at $1,000 per share.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
======================================================================

NOTE 7 - CAPITAL STOCK (CONTINUED)

At December 31, 1996, and 1997, there were warrants outstanding which may be exercised through January 21, 1998, to purchase 482 shares of preferred stock which were converted to 77,912 shares of common stock. These warrants were exercised on January 21, 1998. Effective January 1, 1997, the Company granted management options to purchase up to 1,534 shares of preferred stock at $1,000 a share which were replaced with common stock under the Executive Stock Option Plan.

As of December 31, 1997, the Company has 5,000,000 shares of no par common stock authorized and 1,542,348 shares are issued and outstanding. The Company also has 250,000 shares of no par preferred stock of which 15,000 shares are designated as Series A Junior Participating Preferred Stock. No preferred stock is outstanding as of December 31, 1997.

Former holders of Cooperative common stock and capital credit accounts are entitled to receive shares of common stock of the Company, without any further consideration, upon receipt by the Company of properly executed transmittal documents in acceptable form. If all such persons had satisfied the conditions to receive shares at December 31, 1997, a total of 911,320 additional shares of the Company's common stock would have been issued and outstanding at that date. Other capital includes that amount of stockholders equity which would have been included in common stock if those shares had been issued and outstanding at December 31, 1997.

On July 22, 1997, the Board of Directors adopted a leveraged employee stock ownership plan ("ESOP"). The ESOP purchased 98,426 shares of common stock for $1,000,000 in December 1997. The purchase price per share is approximately the same as fair value per share at December 31, 1997, based upon an appraisal. Under the terms of the Plan, employees who are not part of a collective bargaining unit, a leased employee or a nonresident alien and have completed at least 1,000 hours of service become eligible to participate in the plan. The Company determines the amount of contributions that will be made each year. The contribution is allocated among eligible participants based on compensation in proportion to total compensation paid to all eligible participants. Any dividends earned will be allocated to the participant's account based on allocated shares. A participant becomes fully vested after five years of service or upon normal retirement date. No contributions were made to the ESOP in 1997.

On July 22, 1997, the Board of Directors declared a dividend of one right for each outstanding share of common stock to common stockholders of record on August 5, 1997. Each right allows the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock. The exercise price of the rights are $100 per right and the redemption price is $.01. The rights expire August 4, 2007.

In July 1997, the Company adopted the 1997 Stock Incentive Plan that provides for stock options, stock appreciation rights, restricted stock, stock awards and tax benefit rights for key employees and provides for automatic awards of stock options to nonemployee directors of the Company which expire ten years after being granted. The Company has reserved 350,000 shares of common stock for this plan.

In November 1997, the Company adopted the Director Stock Plan of 1997 that provides that stock may be awarded to outside directors upon their fifth anniversary of service as an outside director. The Company has reserved 40,000 shares of common stock for this plan.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 7 - CAPITAL STOCK (CONTINUED)

In November 1997, the Company adopted the Executive Stock Option Plan of 1997 that provides that options for 247,960 shares of common stock may be awarded to officers and other key employees of the Company which expire ten years after being granted. Options for 247,960 shares of common stock were granted under this plan to replace preferred stock options for 1,534 shares at $1,000 per share.

At December 31, 1997, there were options for 285,640 shares outstanding which were granted during 1997. Exercise prices of outstanding stock options are 267,640 shares at $6.19 and 18,000 shares at $12.50 per share. The average exercise price is $6.59 per share. The average remaining life of outstanding stock options at December 31, 1997, was 6.12 years. Options exercisable at December 31, 1997, are 53,528 shares at $6.19 and 6,480 shares at $12.50 per share.

The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", but applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with its employees. If the Company had elected to recognize compensation cost for its stock based transactions using the method prescribed by SFAS No. 123, net loss and loss per share since reorganization would have been $(1,782,202) and $(1.47).

The fair value of the Company's stock options used to compute pro forma net loss and net loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 30%, a risk free interest rate of 5.70% to 6.33%, an expected holding period of seven years and no dividend yield. Pro forma stock-based compensation cost was $150,000 in 1997.

The Company approved an offering of 400,000 shares of common stock at a purchase price of $12.50 per share to shareholders and employees as of January 27, 1998. The offering expires on March 11, 1998.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and temporary cash investments approximates their fair value due to the short maturity of the instruments. The fair value of the Company's long-term debt at December 31, 1997, is estimated to be approximately equal to the carrying value of $29,200,469. The fair value of the Company's long-term debt at December 31, 1996, after deducting current maturities, is estimated to be $12,905,145, compared to carrying values of $15,338,395. The fair value estimates are based on the overall weighted rates and maturity compared to rates and terms currently available in the long-term financing markets.

           DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 9 - DEPOSITS

On December 7, 1994, the Company and its wholly-owned subsidiary, Dakota Telecommunications Systems, Inc., entered into an agreement with U S West Communications, Inc. to purchase the assets and acquire the right to provide and operate wireline telecommunication services in eight exchanges in the state of South Dakota for $10,144,884. In 1996, the Company canceled the agreement. The Company had a $549,778 earnest money deposit on the purchase. The deposit was written down by $274,889 to the estimated recoverable amount of $274,889, which was received in 1997. In addition, the Company expensed $275,252 of related acquisition costs in 1996.


NOTE 10 - SUPPLEMENTAL CASH FLOW INFORMATION

                                                          1997              1996
                                                       ----------        ----------
CASH PAYMENTS (REFUNDS), NET FOR:
  Interest                                             $1,287,837        $  730,633
  Income Taxes                                         $ (215,056)       $  283,415

NONCASH INVESTING AND FINANCING ACTIVITY:
  Acquisitions
     Fair Value of Assets                              $4,796,848        $2,607,631
     Liabilities                                          721,036         1,389,208
                                                       ----------        ----------
       Net Assets Acquired                              4,075,812         1,218,423
     Less: Common Stock Issued for Acquisitions         4,000,000         1,172,000
           Cash Acquired                                        -             6,128
                                                       ----------        ----------

     Acquisition Costs, Net of Cash Acquired           $   75,812        $   40,295
                                                       ==========        ==========

NOTE 11 - INCOME TAXES

Income tax expense (benefit) consists of the following:

                                                         1997              1996
                                                       ---------         ---------
  Current                                              $ (29,543)        $(225,740)
  Deferred                                               (88,932)           50,028
                                                       ---------         ---------

     Total                                             $(118,475)        $(175,712)
                                                       =========         =========

Federal and state income tax operating loss carryovers as of December 31, 1997, were $2,749,000 and will expire in 2012.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 11 - INCOME TAXES (CONTINUED)

Deferred tax assets and (liabilities) as of December 31, 1997, and 1996 relate to the following:

                                                          1997             1996
                                                        ---------        --------
  Accelerated Depreciation                              $(251,684)       $(88,932)
  Loss Carryforward                                       875,057
  Other                                                   165,610
  Valuation Allowance                                    (788,983)
                                                        ---------        --------

     Total                                              $       -        $(88,932)
                                                        =========        ========

At December 31, 1997, the Company had net deferred tax assets primarily as a result of the net operating losses. The full amount of the net deferred tax asset was offset by a valuation allowance due to uncertainties relating to the full future utilization of these net operating losses.

The differences between the statutory federal rate and the effective tax rate were as follows:

                                                         1997              1996
                                                      -----------        ---------
  Consolidated (Loss) Before Income Taxes             $(2,605,262)       $(335,946)
  Less Tax Exempt (Income) Loss                           570,910         (100,729)
                                                      -----------        ---------
     Taxable Loss                                     $(2,034,352)       $(436,675)
                                                      ===========        =========
  Statutory Tax Rate                                         35.0%            35.0%
  Valuation Allowance                                       (34.4)               -
  Effect of Graduated Rates and Other                         5.2              5.2
                                                      -----------        ---------
     Effective Tax Rate                                       5.8%            40.2%
                                                      ===========        =========

NOTE 12 - PENSION PLANS

Pension benefits for substantially all employees are provided through the National Telephone Cooperative Association Retirement and Security Program (a defined benefit plan) and Savings Plan (a defined contribution plan). The Company makes annual contributions to the plans equal to the amounts accrued for pension expense. The Retirement and Security Program is a multi-employer plan and the accumulated benefits and plan assets are not determined or allocated separately by individual employer. The total pension costs for 1997 and 1996 were $218,673 and $150,220.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 13 - ACQUISITIONS

In December 1997, the Company acquired Futuristic, Inc., a South Dakota Corporation doing business as DataNet, Inc. ("DataNet"), in exchange for 320,000 (after the two-for-one split) shares of common stock valued at $4,000,000. The acquisition was accounted for as a purchase. The excess of the aggregate purchase price and liabilities assumed exceed the fair value of the assets by $3,178,136 and is being expensed equally over fifteen years. Operations of the Company acquired are included in the consolidated statement of operations subsequent to its purchase.

In the first half of 1996, Dakota Telecom, Inc. purchased the assets of nineteen cable service areas from three companies that provided cable services to various communities in addition to the assets purchased by Dakota Telecom, Inc. in three separate purchase transactions and one asset exchange transaction. The total purchase price was $3,858,704. Customer lists acquired for $541,300 are being expensed equally over 15 years. Operations of the service areas purchased are included in the consolidated statements of operations subsequent to their purchase.

In December 1996, the Company acquired I-Way Partners, Inc. and TCIC Communications, Inc. in exchange for 1,172 shares of preferred stock valued at $1,172,000. The acquisitions were accounted for as purchases. The excess of the aggregate purchase price and liabilities assumed exceed the fair value of the assets by $1,840,991 and is being expensed equally over fifteen years. Operations of the companies acquired are included in the consolidated statement of operations subsequent to their purchase.

The following unaudited consolidated pro forma information assumes the acquisitions had occurred at the beginning of each of the following years:

                                                         1997              1996
                                                      -----------       -----------
Total Revenues                                        $27,251,152       $24,729,339
Net Loss For the Year                                  (2,383,332)         (493,496)

Net Loss Per Share (Since Reorganization)                   (1.30)

The Company has entered into a merger agreement to purchase the outstanding stock of Vantek Communications, Inc. and Van/Alert, Inc. in exchange for stock, cash and notes valued at $1,100,000. The purchase is pending FCC approval.


NOTE 14 - CHANGE IN ACCOUNTING ESTIMATE

Effective January 1, 1996, the Company revised its estimate of the useful lives of telecommunication computers and fiber optic cable which were being depreciated over 12 and 25 years. The revised useful lives are 4 and 10 years.

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 14 - CHANGE IN ACCOUNTING ESTIMATE (CONTINUED)

Effective February 1, 1996, the Company revised its estimate of the useful lives of cable television plant. Previously the plant was depreciated over 20 years. The revised useful life of the plant ranges from eight to twenty years. These changes were made to better reflect the estimated periods during which such assets will remain in service. The 1996 changes increased depreciation expense by approximately $189,000 in 1996.


NOTE 15 - LOSS PER SHARE

Basic loss per share was computed by dividing the net loss of $(1,632,202) for only the period since the reorganization (July 21, 1997, to December 31, 1997) by the weighted average number of common shares outstanding
(1,213,442 shares) during the period since the reorganization adjusted for the two-for-one stock split. Shares issued as a result of the reorganization were considered outstanding for the entire period. Net loss of $(854,585) for the period prior to the reorganization was not considered in the loss per share calculation.

Options, rights and warrants have not been considered in the computation of diluted loss per share since their effect would be anti-dilutive because of the net loss. If the 911,320 shares issuable at December 31, 1997, to former holders of Cooperative common stock and capital credit accounts upon satisfaction by such holders of conditions to issuance, which have not been issued as a result of the reorganization, were considered issued for the entire period, the loss per share would have been ($.77).


NOTE 16 - SEGMENT INFORMATION

The Company operates in three businesses: telecommunications, cable television and computer network sales. Industry segment information is as follows:

                                                         1997                1996
                                                      -----------         -----------
Revenues:
  Telecommunications                                  $10,048,303        $ 6,752,185
  Cable Television                                      1,892,585          1,349,157
  Computer Network Sales                                1,788,104                  -
                                                      -----------         -----------
                                                      $13,728,992        $ 8,101,342
                                                      ===========         ===========

Operating Income (Loss):
  Telecommunications                                  $(1,383,297)       $   454,097
  Cable Television                                       (430,730)          (376,247)
  Computer Network Sales                                   55,368                  -
                                                      -----------         -----------

                                                      $(1,758,659)        $   77,850
                                                      ===========         ===========

Identifiable Assets:
  Telecommunications                                  $29,075,590         $18,246,345
  Cable Television                                      9,217,881           5,258,530
  Computer Network Sales                                5,746,421                   -
                                                      -----------         -----------

                                                      $44,039,892         $23,504,875
                                                      ===========         ===========

          DAKOTA TELECOMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===========================================================================

NOTE 16 - SEGMENT INFORMATION (CONTINUED)

                                                         1997                1996
                                                      -----------         -----------
Depreciation and Amortization Expense:
  Telecommunications                                  $ 2,727,991        $ 2,011,046
  Cable Television                                        702,778            423,370
  Computer Network Sales                                   17,340                  -
                                                      -----------        -----------

                                                      $ 3,448,109        $ 2,434,416
                                                      ===========        ===========

Capital Expenditures:
  Telecommunications                                  $10,204,443        $ 1,930,389
  Cable Television                                      2,887,753          3,821,215
  Computer Network Sales                                  471,828                  -
                                                      -----------        -----------

                                                      $13,564,024        $ 5,751,604
                                                      ===========        ===========

                             STOCK INFORMATION


ABSENCE OF TRADING MARKET

     No public trading market currently exists for shares of the Company's common stock, no par value ("Common Stock"). However, the Company intends to ask one or more regional brokerage firms to act as a market maker for shares of the Company's Common Stock. In addition, the Company intends to apply to have shares of its Common Stock quoted for trading on The Nasdaq Stock Market. There can be no assurance that the Company will be successful in finding a brokerage firm to act as a market maker for its Common Stock or that shares of the Company's Common Stock will ever be quoted for trading on The Nasdaq Stock Market. Similarly, there can be no assurance that a trading market will develop or be maintained for shares of the Company's Common Stock.

RECORD HOLDERS OF COMMON STOCK

     As of March 16, 1998, there were approximately 4,299 holders of record of shares of the Company's Common Stock, representing 1,907,255 shares. An additional 3,818 holders of common stock and capital credit accounts issued by the cooperative are eligible to receive an aggregate of 593,262 additional shares of Common Stock upon satisfaction by those holders of the exchange and informational conditions under the Company's cooperative conversion plan.

CASH DIVIDENDS

     Since its formation in 1997, the Company has not paid cash dividends on Common Stock. Holders of Common Stock are entitled to dividends out of funds legally available for that purpose if, as and when declared by the Board of Directors of the Company. Certain covenants in existing loan agreements between the Company and the RTFC limit the circumstances under which Company would be permitted to pay dividends or make other distributions to Company stockholders. The loan terms provide that the Company must on a consolidated basis maintain a minimum annual debt coverage service ratio (total net income or margins plus depreciation and interest on long-term debt for a year divided by principal and interest on long-term debt payable in that year) and a minimum average ratio of net income to total interest expense on long-term debt. In addition, the loan subjects the Company to certain minimum net worth requirements, and in some cases requires the Company to obtain prior written consent from the RTFC in order to pay any dividends or distributions to stockholders. Under these agreements, the RTFC must authorize distributions other than in shares of stock unless these financial ratio requirements are met. The dividend rights of the Company's Common Stock also are subject to the rights of any Company preferred stock which has been or may be issued.

                 BOARD OF DIRECTORS AND SENIOR MANAGEMENT

BOARD OF DIRECTORS

     CRAIG A. ANDERSON
     Executive Vice President, Chief Financial Officer and Treasurer of the Company

     ROSS L. BENSON
     Agribusiness (farm) owner and operator

     DALE Q. BYE
     Semi-retired agribusiness (farm) owner and operator

     JEFFREY J. GOEMAN
     President and Owner of Goeman Auction Service and Real Estate, Inc. (real estate brokerage and appraisal and auction firm)

     THOMAS W. HERTZ
     Chief Executive Officer and President of the Company

     JAMES H. JIBBEN
     Chairman of the Board of Directors of the Company and an agribusiness
     (farm) owner and operator

     PALMER O. LARSON
     Semi-retired agribusiness (farm) owner and operator

     JEFFREY G. PARKER
     President and Chief Executive Officer of Parker Transfer and Storage, Inc. (transportation and storage company) and President of Slip and Trip, Inc. (service provider to Parker Transfer and Storage, Inc.)

     JOHN (JACK) A. ROTH
     Retired agent for State Farm Insurance (insurance company)

     JOHN A. SCHAEFER
     Retired agribusiness (farm) owner and operator


DIRECTOR EMERITUS

     EDWARD D. CHRISTENSEN, JR.
     Semi-retired agribusiness (farm) owner and operator

CORPORATE EXECUTIVE OFFICERS

     THOMAS W. HERTZ
     Chief Executive Officer and President

     CRAIG A. ANDERSON
     Executive Vice President, Chief Financial Officer and Treasurer

     TIMOTHY DUPIC
     Secretary and Vice President of Operations